UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BRERA HOLDINGS PLC
(Name of Issuer)

Class B Ordinary Shares, $0.005 nominal value per share
(Title of Class of Securities)

G13311108
(CUSIP Number)

Dicey McGraw Perrine c/o Brera Holdings PLC Connaught House, 5th Floor One Burlington Road Dublin 4 D04 C5Y6 Ireland +1 949 338 8328
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 4 pages

CUSIP No. G13311108

1.	NAMES OF REPORTING PERSONS Dicey McGraw Perrine
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 300,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 300,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%(1)
14.	TYPE OF REPORTING PERSON IN

(1)	The denominator of the fraction upon which this percentage is calculated is based on 6,510,000 Class B Ordinary Shares outstanding as of May 7, 2024. The numerator of the fraction upon which the percentage is calculated is based on the number of Class B Ordinary Shares that were beneficially owned by the Reporting Person.

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CUSIP No. G13311108

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2024 (the “Original Schedule 13D”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D. On April 18, 2024, the Reporting Person ceased to be a beneficial owner of more than five percent of the Class B Ordinary Shares resulting solely from an increase in the aggregate number of outstanding Class B Ordinary Shares. This Amendment No. 1 constitutes an exit filing for the Reporting Person.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) and (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.

(c)	The information provided in response to Item 3 and Item 4 hereof is incorporated by reference into this Item 5(c). Except as described in this Schedule 13D, the Reporting Persons has not effected any transactions in the Class B Ordinary Shares during the past 60 days.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Ordinary Shares held by the Reporting Person.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the Class B Ordinary Shares on April 18, 2024.

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CUSIP No. G13311108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2024	/s/ Dicey McGraw Perrine
Dicey McGraw Perrine